UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
AMENDMENT NO. 1
Under the Securities Exchange Act of 1934

Large Scale Biology Corporation (formerly Biosource Technologies, Inc.)
(Name of Issuer)

COMMON STOCK, par value $0.001 per share
(Title of Class of Securities)

517053-10-4
(CUSIP Number)

August 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement:
[ ]

CUSIP No. 517053-10-4

1.  Name of Reporting Person:  The Dow Chemical Company
    I.R.S. Identification No. of the Above Person: 38-1285128

2.  Check the Appropriate Box if a Member of a Group: (a) [ ]
                                                      (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0[1] 6. Shared Voting Power: 0 7. Sole Dispositive Power: 0[1] 8. Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 01

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11. Percent of Class Represented by Amount in Row (9): 0%1

12. Type of Reporting Person: CO

Item 1.

    (a)  Name of Issuer:  Large Scale Biology Corporation (formerly Bioscource Technologies, Inc.)

    (b)  Address of Issuer's Principal Executive Offices:

3333 Vaca Valley Parkway
Suite 1000
Vacaville, CA 95688

Item 2.

    (a)  Name of Person Filing:  The Dow Chemical Company

    (b) Address of Principal Business Office: 2030 Dow Center, Midland, MI 48674

    (c) Citizenship: Delaware

    (d)  Title of Class of Securities:  Common Stock, par value $0.001 per share. The Reporting Person's beneficial ownership was a result of holding a warrant originally acquired on September 1, 1998, exercisable for 1,848,091 shares of the Issuer's Common Stock, par value $0.001 per share, subject to certain vesting provisions. This schedule is being filed at this time to reflect the expiration of that warrant as of 8-31-03

    (e)  CUSIP No.: 517053-10-4

Item 3. Status of Person Filing.

    Not applicable

Item 4. Ownership.

    (a) Amount beneficially owned: 01

    (b) Percent of class: 0%1

    (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 01

        (ii) Shared power to vote or to direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 01

          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

    The Reporting Person's beneficial ownership was a result of holding a warrant originally acquired on September 1, 1998, exercisable for 1,848,091 shares of the Issuer's Common Stock, par value $0.001 per share, subject to certain vesting provisions. This schedule is being filed at this time to reflect the expiration of that warrant as of 8-31-03. As a consequence, the Reporting Person's beneficial ownership has been reduced to zero.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company or Control Person.

    Not applicable

Item 8. Identification and Classification of Members of the Group.

    Not applicable

Item 9. Notice of Dissolution of Group.

    Not applicable

Item 10. Certification

    Not applicable

______________________________________

Footnote 1: The Reporting Person's beneficial ownership was a result of holding a warrant originally acquired on September 1, 1998, exercisable for 1,848,091 shares of the Issuer's Common Stock, par value $0.001 per share, subject to certain vesting provisions. This schedule is being filed at this time to reflect the expiration of that warrant as of 8-31-03.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2003                           THE DOW CHEMICAL COMPANY

                By: /S/ FRANK H. BROD_________
                Name:  Frank H. Brod
                Title: Vice President and Controller